EXHIBIT 12
Oppenheimer Holdings Inc.
Computation of Ratio of Earnings to Fixed Charges (1)

(Expressed in thousands)	2012	2013	2014	2015	2016
Income (Loss) Before Income Taxes	$(527)	$43,909	$25,736	$6,711	$(21,892)
Add Fixed Charges:
Interest Expense (2)	35,086	26,142	17,801	17,323	19,437
Amortization of Debt Issuance Costs	639	639	1,118	485	484
Appropriate Portion of Rentals Representative of the Interest Factor (3)	17,075	15,454	15,208	15,308	14,807
Total Fixed Charges	$52,800	$42,235	$34,127	$33,116	$34,728
Earnings	$52,273	$86,144	$59,863	$39,827	$12,836
Ratio of Earnings to Fixed Charges (4)	—	2.0	1.8	1.2	—
Notes:

(1)
The ratio of earnings to fixed charges is computed by dividing earnings, which is the sum of profit (loss) before income taxes and fixed charges, by fixed charges. Fixed charges represent interest expense, amortization of debt issuance costs, and an appropriate portion of rentals representative of the interest factor.

(2)
In addition to interest expense on long-term debt, also includes interest expenses on short-term borrowings including bank call loans, securities lending, and repurchase agreements which generally have a corresponding asset that generates interest income that substantially offsets or exceeds the aforementioned interest expense.

(3)	The percent of rent included in the computation is a reasonable approximation of the interest factor.

(4)
Due to the Company's pre-tax losses in the year ended December 31, 2012 and 2016, the ratio coverage was less than 1:1 in these periods. The Company would have needed to generate additional earnings of $527,000 in 2012 and $21.9 million in 2016 to achieve a coverage of 1:1.